UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES ACT OF 1933

For the month of April 2026

Commission File Number: 001-42415

K-TECH SOLUTIONS COMPANY LIMITED

(Name of Registrant)

Unit A, 7/F, Mai On Industrial Building

17-21 Kung Yip Street, Kwai Chung

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

K-TECH SOLUTIONS COMPANY LIMITED Reports Financial Results for the Six Months Ended September 30, 2025

K-TECH SOLUTIONS COMPANY LIMITED (the “Company”) is furnishing this current report on Form 6-K to provide its unaudited condensed consolidated financial statements for the six months ended September 30, 2025, and to provide its Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to such financial statements.

The unaudited condensed consolidated financial statements as of September 30, 2025 are attached to this Form 6-K as Exhibit 99.1. These unaudited condensed consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K and the exhibits hereto contain certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to significant risks and uncertainties that are described more fully in “Item 3. Key Information-D. Risk Factors” on our annual report on Form 20-F filed with the SEC on August 15, 2025. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Fluctuations in our future financial results may negatively impact the value of our ordinary shares. In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

●	Assumptions about our future financial and operating results, including revenue, income expenditures, cash balances, and other financial items;

●	Our ability to execute our growth, and expansion, including our ability to meet our goals;

●	Current and future economic and political conditions;

●	Our capital requirements and our ability to raise any additional financing which we may require;

●	Our ability to attract clients and further enhance our brand recognition;

●	Our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	Trends and competition in the toy industry;

●	Other assumption described in this report underlying or relating to any forward-looking statements.

Should one or more of the foregoing risks or uncertainties materialize, should any of our assumptions prove incorrect, or should we be unable to address any of the foregoing factors, our actual results may vary in material and adverse respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects, on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s report and other filings with the U.S. Securities and Exchange Commission. As a result, you are cautioned not to rely on any forward-looking statements.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of September 30, 2025 and for the Six Months Ended September 30, 2025 and 2024.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K-Tech Solutions Company Limited

Date: April 16, 2026	By:	/s/ Kwok Yiu Keung
Kwok Yiu Keung
Chief Executive Officer

3